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1

[LOGO]

Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

SBC and AT&T

Bringing Together

Complementary Companies

April 20, 2005

Summary

1.              Introductions

2.              Rationale for the Transaction

3.              Impact on and Benefits to Customers

4.              Brief Discussion of HSR Limitations

5.              Structure of the Transaction

6.              Application of Kansas Statutes to Transaction

7.              Brief Timeline

SEC Notice Statement

Rationale for the Transaction

What is driving this:      Dramatic Technological and Marketplace Changes

This industry has lost more than 700,000 jobs and $2 trillion in market value since 2000.  We need a strong global leader in communications.

The combined SBC/AT&T company, a US based communications company, will have the resources to deliver high quality services, advanced communications services and innovation to all customer segments, worldwide.

•                  The combination of these two complementary companies will create a stronger, global competitor that can endure.

•                  SBC:    Financial strength and range of voice, data, broadband and related services that it provides to residential, business and wholesale customers primarily on a regional and local level.

•                  AT&T:   Global presence in 50 countries, national and global IP-based networks, a portfolio of data and IP services, hosting, security and professional services, skilled networking capabilities and a base of government and large business customers, as well as the technology leadership through AT&T Labs.

No Material Impact to Customers in Kansas

This transaction will permit SBC/AT&T to continue providing existing services at just, reasonable rates and enhance the abilities to offer a broad array of existing and emerging telecommunications and information services.

•                  Will Not Diminish Competition for Mass Market Customers

•                  AT&T stopped actively marketing to the consumer market last year; meanwhile intermodal competition continues to grow and thrive (cable, wireless, VOIP, BOPL); On SBC’s side, R&D will bring new products and services to all customers more efficiently.

•                  Equal access obligations for LD service providers will continue to apply.

•                  Will Not Reduce Business Competition

•                  Combines the complementary strengths of SBC in region focus on small and medium business and AT&T focus on serving customers with large, complex national and global managed services.

•                  Competitive safeguards and interconnection obligations for alternative providers will continue to apply.

•                  Will Increase Innovation and New Service Offerings

•                  The combined financially stable company will be equipped to increase investment in technologies, providing new products and services to customers.

Customer Benefits

•                  R&D breakthroughs available for all market segments

•                  New Products and Services

•                  Fraud reduction and security solutions;

•                  Network storage;

•                  Speech/Text Technologies for disabled customers; and

•                  IP based Video

•                  Unified IP Based Network enabling more flexible work environments

•                  Network Integration will increase efficiency

•                  Preserves continued high level of service

•                  More rapid deployment of Advanced IP Services and technologies

HSR Limitations

•                  On February 22, SBC and AT&T submitted this transaction for review by the US Department of Justice (DOJ) for compliance with applicable AntiTrust Laws, including the provisions of the Hart-Scott-Rodino (HSR) Act.

•                  While that review is on going, SBC and AT&T are prohibited from engaging in any coordinated business activities. This type of prohibited activity is sometimes referred to as “gun jumping.”

•                  Restrictions on SBC and AT&T’s ability to coordinate activities includes a limitation on sharing of any competitively sensitive information. Until DOJ approval is received, SBC and AT&T are extremely limited in the information they can share or the integration planning they can do.  As a result, any discussion of post-merger integration of the two companies is extremely speculative at this point.

Structure of the Transaction

•                  Stock Transaction

•                  SBC Communications Inc. (“SBC”), the parent company of Southwestern Bell Telephone, L.P., is acquiring all of the stock AT&T Corp. (“AT&T”), the parent company AT&T Communications of the Southwest, Inc. and TCG Kansas City, Inc.

•                  AT&T will “merge” with a newly formed subsidiary of SBC (Tau Merger Sub.) and become a wholly-owned subsidiary of SBC.

•                  Transaction Consideration

•                  SBC Stock:  Upon Closing of the Transaction, each AT&T shareholder will receive approx. 0.77942 shares of SBC stock for every share of AT&T stock.  (Valued at approx. $15 Billion based upon the closing price of SBC’s stock on January 28, 2005.)

•                  Special Dividend:  Each AT&T shareholder will also receive a special dividend from AT&T, equal to $1.30 per share.  (Valued at approx. $1 Billion.)

•                  AT&T Debt:  As of December 31, 2004, AT&T had approx. $6 Billion of debt (net of cash) on its books.

Structure Diagram

ILLUSTRATION OF STRUCTURE, POST-TRANSACTION

SBC COMMUNICATIONS INC (Parent Company)

Wholly-Owned Direct Subsidiary of SBC Communications Inc.

AT&T Corp. (Parent Company)		SWBT Texas, LP (1% GP)	SWB Texas Holdings (99% LP)

AT&T Communications of the Southwest, Inc.	TCG Kansas City, Inc.		Southwestern Bell Telephone, L.P.

Subsidiaries in Kansas

Structure in Kansas - Almost No Impact

•                  Southwestern Bell Telephone, L.P., the regulated ILEC in Kansas, is not a party to the proposed transaction.

•                  The two AT&T entities certified by the KCC (AT&T Communications of the Southwest, Inc. and TCG Kansas City, Inc.) will have an indirect change in control from AT&T to SBC, but only at the ultimate parent company level.

•                  The two AT&T subsidiaries will continue operating with the same KCC regulation as exists today.

•                  There is no change in the direct ownership of AT&T KS entities, no transfer of assets or certificates and no impact to AT&T customers.

•                  There will be no effect on Commission jurisdiction.

Kansas Utility Merger Statutes

K.S.A. 66-127.  Dealing in securities of competing utility; prohibited transportation.  No common carrier or public utility governed by the provisions of this act, domestic or foreign, shall hereafter purchase or acquire, take or hold any part of the capital stock, bonds or other forms of indebtedness of any competing public utility or common carrier, either as owner or pledgee, unless authorized by the commission…

•                  K.S.A. 66-127 does not apply to the proposed merger transaction because neither the acquiring company (the SBC parent company or a wholly owned SBC entity specially formed for the purpose of the merger) nor the acquired company (the AT&T parent holding company) is a “public utility.”  Rather, the merger will take place at the parent holding company level, and consequently the transaction simply does not fall within the plain, express terms of the statute.

K.S.A. 66-136.  Transfer of franchise or certificate of convenience.  No franchise or certificate of convenience and necessity granted to a common carrier or public utility governed by the provisions of this act shall be assigned, transferred or leased, nor shall any contract or agreement with reference to or affecting such franchise or certificate of convenience and necessity or right thereunder be valid or of any force or effect whatsoever, unless the assignment, transfer, lease, contract or agreement shall have been approved by the commission.

•                  K.S.A. 66-136 does not apply to the proposed merger transaction because the merger will not affect the franchise or certificates of the AT&T subsidiaries.  The AT&T companies will continue to operate in the same manner as they have prior to the merger, and the merger will not result in any transfer of CCNs held by the AT&T subsidiaries.

Brief Timeline

MERGER AGREEMENT
Merger Agreement signed	January 31, 2005
Form S-4 Registration Statement filed with SEC	March 11, 2005

APPLICATIONS FILED FOR REGULATORY APPROVAL
Formal Applications filed with the FCC and the DOJ	February 22, 2005
Formal Applications filed in 24 states and DC	February 28, 2005

(Notice letters and/or informational filings have been sent to other jurisdictions, depending upon applicable local statute, regulation or practice.)

(States in SBC’s RBOC Territory Receiving Formal Applications: California and Ohio)

CONSENTS* / APPROVALS
First State Consents	Week of March 28, 2005
First State Approval Order (North Carolina)	April 7, 2005

[TEN STATES HAVE GRANTED CONSENT* OR APPROVAL TO THE MERGER AS OF APRIL 20]

FCC Action Deadline	Early September, 2005
(Unless extended, the FCC deadline to act is180 days from filing)

*  Consents include waivers of jurisdiction and/or actions taken as a result of the expiration of statutory deadlines.

Notice

In connection with the proposed transaction, SBC filed a registration statement, including a proxy statement of AT&T Corp., with the Securities and Exchange Commission (the “SEC”) on March 11, 2005 (File No. 333-123283).  Investors are urged to read the registration and proxy statement (including all amendments and supplements to it) because it contains important information.  Investors may obtain free copies of the registration and proxy statement, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2005 annual meeting of stockholders, dated March 11, 2005, and information regarding AT&T Corp.’s directors and executive officers is available in the registration and proxy statement.  Additional information regarding the interests of such potential participants is included in the registration and proxy statement and other relevant documents filed with the SEC.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially  Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.